Expense Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options, and/or (if available) the fixed account. State premium taxes may also be deducted.

Contractowner Transaction Expenses:

	B Share	L Share
Surrender charge (as a percentage of purchase payments surrendered/withdrawn):	7.0%	7.0%

For B Share, the surrender charge percentage is reduced over a 7-year period at the following rates: 7%, 7%, 6%, 6%, 5%, 4%, 3%. For L Share, the surrender charge percentage is reduced over a 4-year period at the following rate: 7%, 7%, 6%, 6%. We may reduce or waive this charge in certain situations. See Charges and Other Deductions - Surrender Charge.

We may apply an interest adjustment to amounts being withdrawn, surrendered or transferred from a guaranteed period account only (except for dollar cost averaging and regular income payments under i4LIFE® Advantage). See Fixed Side of the Contract.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Account Fee: $35

The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year.

Separate Account Annual Expenses for the base contract (as a percentage of average daily net assets in the subaccounts):

	Account Value Death Benefit	Guarantee of Principal Death Benefit	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Estate Enhancement Benefit (EEB)

B Share:
• Mortality and expense risk charge	1.15%	1.20%	1.45%	1.65%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each subaccount	1.25%	1.30%	1.55%	1.75%

L Share:
• Mortality and expense risk charge	1.50%	1.55%	1.80%	2.00%
• Administrative charge	0.10%	0.10%	0.10%	0.10%
• Total annual charge for each subaccount	1.60%	1.65%	1.90%	2.10%

Additional Charges for Optional Living Benefit Riders (only one of the following riders may be in effect at any time):

Lincoln Lifetime IncomeSM Advantage 2.0:
Lincoln Lifetime IncomeSM
Advantage 2.0
Single or Joint Life Option
• Guaranteed maximum annual percentage charge	2.00%
• Current annual percentage charge joint life option	1.25%
• Current annual percentage charge single life option	1.05%

The annual percentage charge is assessed against the Income Base (initial purchase payment or contract value at the time of election) as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 Charge for a discussion of these changes to the Income Base. This charge is deducted from the contract value on a quarterly basis.

Lincoln SmartSecurity® Advantage:
	Lincoln SmartSecurity® Advantage – 1 Year Automatic Step-Up option – Single Life	Lincoln SmartSecurity® Advantage – 1 Year Automatic Step-up option – Joint Life
• Guaranteed maximum annual percentage charge	1.50%	1.50%
• Current annual percentage charge	0.65%	0.80%

The annual percentage charge is assessed against the Guaranteed Amount (initial purchase payment or contract value at the time of election) as increased for subsequent purchase payments and step-ups and decreased for withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and Other Deductions -  Lincoln SmartSecurity® Advantage Charge for further information.

4LATER® Advantage:

• Guaranteed maximum annual percentage charge	1.50%
• Current annual percentage charge	0.65%

The annual percentage charge for the 4LATER ® Advantage is multiplied by the Income Base (initial purchase payment or contract value at the time of election) as increased for subsequent purchase payments, automatic 15% Enhancements, and resets and decreased for withdrawals. The 4LATER ® Advantage charge is deducted from the subaccounts on a quarterly basis. See Charges and Other Deductions -  4LATER® Advantage Charge for further information.

The next table describes i4LIFE® Advantage and Guaranteed Income Benefit charges that apply on and after the periodic income commencement date. If you elect i4LIFE® Advantage, any previously elected Living Benefit rider will terminate unless a Guaranteed Income Benefit option was provided with that Living Benefit rider as set forth below.

i4LIFE® Advantage (as a daily percentage of average Account Value):

	Account Value Death Benefit	Guarantee of Principal Death Benefit	Enhanced Guaranteed Minimum Death Benefit (EGMDB)
B Share
• Annual Charge	1.65%	1.70%	1.95%
L Share
• Annual Charge	2.00%	2.05%	2.30%

During the Lifetime Income Period, the charge will be the charge for the Account Value death benefit. See Charges and Other Deductions – i4LIFE® Advantage Charge.

i4LIFE® Advantage with Guaranteed Income Benefit Charge (version 4) (as a daily percentage of average Account Value):

	Account Value Death Benefit	Guarantee of Principal Death Benefit	Enhanced Guaranteed Minimum Death Benefit (EGMDB)
B Share
• Annual Charge	1.65%	1.70%	1.95%
• Guaranteed Income Benefit Maximum Charge	2.00%	2.00%	2.00%
• Total i4LIFE® Guaranteed Income Benefit Charge	3.65%	3.70%	3.95%
L Share
• Annual Charge	2.00%	2.05%	2.30%
• Guaranteed Income Benefit Maximum Charge	2.00%	2.00%	2.00%
• Total i4LIFE® Guaranteed Income Benefit Charge	4.00%	4.05%	4.30%

The charge shown is the guaranteed maximum annual percentage charge for Guaranteed Income Benefit (version 4). The current percentage charge for the single life option is 0.65%. The current percentage charge for the joint life option is 0.85%. During the Lifetime Income Period, the charge will be the charge for the Account Value death benefit. See Charges and Other Deductions – i4LIFE® Advantage Guaranteed Income Benefit Charge.

i4LIFE® Advantage with 4LATERSM Advantage Guaranteed Income Benefit (as a daily percentage of average Account Value):

	Account Value Death Benefit	Guarantee of Principal Death Benefit	Enhanced Guaranteed Minimum Death Benefit (EGMDB)
B Share
• Annual Charge	1.65%	1.70%	1.95%
• Guaranteed Income Benefit Maximum Charge	1.50%	1.50%	1.50%
• Total i4LIFE® Guaranteed Income Benefit Charge	3.15%	3.20%	3.45%
L Share
• Annual Charge	2.00%	2.05%	2.30%
• Guaranteed Income Benefit Maximum Charge	1.50%	1.50%	1.50%
• Total i4LIFE® Guaranteed Income Benefit Charge	3.50%	3.55%	3.80%

The charge shown is the guaranteed maximum annual percentage charge for the 4LATER® Guaranteed Income Benefit. The current percentage charge is 0.65%. The percentage  charge will change to the current charge in effect upon election of a new step-up period, not to exceed the guaranteed maximum charge. During the Lifetime Income Period, the charge will be the charge for the Account Value death benefit. See Charges and Other Deductions – 4LATER® Advantage Guaranteed Income Benefit Charge.

i4LIFE® Advantage with Lincoln Lifetime IncomeSM Advantage 2.0 Guaranteed Income Benefit:

If you owned Lincoln Lifetime IncomeSM Advantage 2.0 prior to electing i4LIFE® Advantage, the charges previously in effect while you owned the contract carry over and become the i4LIFE® Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 Guaranteed Income Benefit charges. See prior Expense Tables. The Lincoln Lifetime IncomeSM Advantage 2.0 Guaranteed Income Benefit charge may change upon an annual, automatic step-up, as set forth in the Charges and Other Deductions section of i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0.

The next table describes the separate account annual expenses (as a percentage of average daily net assets in the subaccounts) you pay on and after the annuity commencement date:

• Mortality and expense risk charge and Administrative charge	1.10%

The next table describes the maximum Unscheduled Payment charge for the Lincoln SmartIncomeSM  Inflation on and after the annuity commencement date::

• Maximum Lincoln SmartIncomeSM Inflation Unscheduled Payment charge (as a percentage of the Unscheduled Payment)	7.0%

The Unscheduled Payment charge percentage is reduced over time. The later the Unscheduled Payment occurs, the lower the charge with respect to that Unscheduled Payment. A new Rider Year starts on each Rider Date anniversary. The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See Charges and Other Deductions – Charges for Lincoln SmartIncomeSM Inflation. See The Contracts - Annuity Payouts for a detailed description of Lincoln SmartIncomeSM Inflation.